SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated June 16, 2006

Magyar Telekom Plc.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Magyar Telekom Investor Release

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

Magyar Telekom strengthens its IT competencies further

Budapest – June 16, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider today announced the acquisition of the Hungarian IT company, KFKI.

In line with its Value Creation Program announced in August 2004, Magyar Telekom continues to build on its competencies in the IT / network and system integration fields.

Elek Straub, Chairman and CEO of Magyar Telekom Group commented: “In line with our growth strategy, we aim to capture new opportunities in the Hungarian corporate telecommunication services market. IT services such as system integration, managed network services, custom application development and IT outsourcing are becoming the new growth drivers in the corporate market. As a provider of such services, KFKI is a natural addition to the Magyar Telekom Group. This acquisition will allow us to widen our product portfolio.”

On June 16, 2006, Magyar Telekom signed the Share Purchase Agreement to acquire a 100% stake in KFKI, one of the leading Hungarian IT services providers, for a purchase price of HUF 8.17 bn plus an optional earn-out payment of 1.5bn dependent on the 2006 financial performance. In 2005, KFKI Group delivered revenues of around HUF 17bn and EBITDA of HUF 1.5bn. The group headcount stood at around 400 including many highly qualified IT experts. Although KFKI Group provides a wide range of IT services, its business is highly complementary to Magyar Telekom’s existing business portfolio. The three companies constituting the KFKI Group focus on different markets, with KFKI-LNX providing network integration services, ICON operating in the system integration segment, and IQSYS specializing in software development and implementation. Together with KFKI, Magyar Telekom will offer an extended product portfolio to a broader range of clients.

The purchase price will be financed through Magyar Telekom’s available credit lines. Completion of the transaction, which requires approval by the Competition Office, is anticipated in the second half of 2006.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc. (Registrant)

By:
Szabolcs Czenthe Director, Investor Relations

Date: June 16, 2006